FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of August


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

                                   30 August 2005



               BG Group appoints Stefan Ricketts as General Counsel


BG Group today announced the appointment of Stefan Ricketts to the position of General Counsel. He takes over the role from Bill Friedrich, who continues as Deputy Chief Executive of BG Group.

Stefan takes up his new role from 1 September. He has been Head of the Legal Department at BG Group since 2002, and prior to that he was one of three Deputy General Counsels, having joined the company in 1999. Before joining BG Group, Stefan was with City law firm Herbert Smith.

Stefan will become a member of the Group Executive Committee and will report to the Deputy Chief Executive.

Announcing Stefan's appointment Chief Executive Frank Chapman said:

"I am delighted to announce Stefan's promotion to General Counsel at BG Group. He has a wealth of experience and expertise both in the legal field and within the company. He will be a valuable addition to BG Group's Executive Committee."

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                                              +44 (0) 118 929 3717
Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations           Chris Lloyd/Helen Parris/
                             Kate Bingham                   +44 (0) 118 929 3025
Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 30 August, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary